UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 5

             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   ( )  Check box if no longer subject to Section 16.   Form 4 or Form 5
        obligations may continue. See Instructions 1(b).

   ( )  Form 3 Holdings Reported.

   ( )  Form 4 Transactions Reported.

   1.   Name and Address of Reporting Person:

        Bean, John T.
        1631 South Highland Avenue
        Arlington Heights, IL  60005

   2.   Issuer Name and Ticker or Trading Symbol:

        CIB Marine Bancshares, Inc. (not listed)


   3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary):


   4.   Statement for Month/Year:

        December, 2002

   5.   If Amendment, Date of Original (Month/Year):



   6.   Relationship of Reporting Person(s) to Issuer (Check all
        applicable):
        (x) Director                      ( ) 10% Owner
        ( ) Officer (give title below)    ( ) Other (specify below)

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person




                            TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

                                                                                      5.
                                                                                      Amount of
                             2A                                                       Securities        6.             7.
               2.            Deemed                                                   Beneficially      Ownership      Nature of
 1.            Transaction   Execution    3.             4.                           Owned at End      Form; Direct   Indirect
 Title of      Date          Date, if any Transaction    Securities Acquired (A) or   of Issuer's       (D) or         Beneficial
 Security      (Month/Day/   (Month/Day/  Code           Disposed of (D)              Fiscal Year       Indirect (I)   Ownership
 (Instr. 3)    Year)         (Year)       (Instr. 8)     (Instr. 3, 4 and 5)          (Instr. 3 and 4)  (Instr. 4)     (Instr. 4)
 ----------    -----------   -----------  ------------  ----------------------------  ----------------  ------------   ----------

                                                         Amount   (A) or (D)    Price
                                                         ------   ----------    -----

 Common Stock                                                                           17,100               D

 Common Stock                                                                           4,163.1 (1)          I         By ESOP

 Common Stock                                                                           1,950                I         By spouse







                               Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., Puts, Calls, Warrants, Options, Convertible Securities)
                                                                                                                  10.
                                                                                                        9.        Owner-
                                                                                                        Number of ship
                                                                                                        Deriva-   of
                                                   5.                                                   tive      Deriva-  11.
                                                   Number of                                   8.       Securi-   tive     Nature
0           2.                   3A.               Derivative                                  Price    ties      Secur-   of In-
            Conver-              Deemed            Securities                    7.            of       Benefi-   ity:     direct
            sion or              Execu-    4.      Acquired                      Title and     Deriva-  cially    Direct   Bene-
1.          Exercise  3.         tion      Trans-  (A) or      6.                Amount of     tive     Owned at  (D) or   ficial
Title of    Price of  Transac-   Date,if   action  Disposed    Date Exercisable  Underlying    Secur-   End       Indirect Owner-
Derivative  Deriva-   tion Date  any,      Code    of (D)      and Expiration    Securities    ity      of Year   (I)      ship
Security    tive      (Month/    (Month/   (Instr. (Instr. 3,  Date (Month/      (Instr. 3     (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)  Security  Day/Year)  Day/Year) 8)      4 or 5)     Day/Year)         and 4)        5)       4)        4)       4)
----------  --------  --------   --------  ------- ----------- ----------------  ------------- -------- --------  -------- -------
                                                                                        Amount
                                                                                        or
                                                                Date    Expira-         Number
                                                                Exer-   tion            of
                                                    (A)    (D)  cisable Date    Title   Shares
                                                   -----  ----- ------- ------- -----   -------

Employee     $8.50                                                (2)   1/1/05  Common  7,500           7,500     D
Stock                                                                           stock
Option
(right to
buy) (2)

Employee    $10.87                                                (3)   4/25/06 Common  6,000           6,000     D
Stock                                                                           stock
Option
(right to
buy) (3)

Employee    $13.07                                                (4)  2/25/08  Common  19,950          19,950    D
Stock                                                                           stock
Option
(right to
buy) (4)

Employee    $16.23                                                (5)  7/29/09  Common  16,650          16,650    D
Stock                                                                           stock
Option
(right to
buy) (5)

Employee    $18.40                                                (6)  7/27/10  Common  24,457          24,457    D
Stock                                                                           stock
Option
(right to
buy) (6)

Employee    $22.89                                                (7)  11/29/11 Common  24,028          24,028    D
Stock                                                                           stock
Option
(right to
buy) (7)




   Explanation of Responses:

   (1)  Represents shares allocated to the reporting person, at 12/31/02, pursuant to the issuer's ESOP.
   (2)  The employee stock option vested on January 1, 2000.
   (3)  The employee stock option vested on April 25, 2001.
   (4)  The employee stock option vests in five equal annual installments which began on February 25, 1999.
   (5)  The employee stock option vests in five equal annual installments which began on July 29, 2000.
   (6)  The employee stock option vests in five equal annual installments which began on July 27, 2001.
   (7)  The employee stock option vests in five equal annual installments which began on November 29, 2002.





   /s/ John T. Bean                    January 30, 2003
   -----------------------------       ----------------
   Signature of Reporting Person       Date